FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: SODEXHO ALLIANCE SA
CENTRAL INDEX KEY: 0001169715
STANDARD INDUSTRIAL CLASSIFICATION: SERVICES-MANAGEMENT SERVICES [8741] IRS NUMBER: 000000000
FISCAL YEAR END: 0831
FILING VALUES:
FORM TYPE: 6-K
SEC ACT: 1934 Act SEC
FILE NUMBER:
FILM NUMBER:
BUSINESS ADDRESS:
STREET 1: 3 AVENUE NEWTON
STREET 2: 78180 MONTIGNY-LE-BRETONNEUX
CITY: FRANCE
STATE:
ZIP: 00000
BUSINESS PHONE: 0113313085
6-K
FORM 6-K
                              SECURITIES AND EXCHANGE COMMISSION
                                      Washington D.C. 20549

                                             FORM 6-K

                                 REPORT OF FOREIGN PRIVATE ISSUER
                             PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                            January 5, 2005

                                        SODEXHO ALLIANCE SA
                                         3, avenue Newton
                                   78180 Montigny-le-Bretonneux
                                              France
                             (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Fiscal 2004-2005 First Quarter revenues

                               EXHIBIT LIST

Exhibit           Description

99.1    Fiscal 2004-2005 First Quarter revenues

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
- -------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: January 5, 2005

EX-99.1
Fiscal 2004-2005 First Quarter revenues

Code EURONEXT: EXHO.PA / Code NYSE: SDX

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated" , "project ", "plan", "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management 's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.



               Revenues for the First Quarter of Fiscal 2004-2005

Paris, January 5, 2005.

Sodexho Alliance's (Euronext: EXHO.PA/NYSE: SDX) consolidated revenues for the first quarter of fiscal 2004-2005 totaled 3.1 billion euro.

For the first quarter of 2004-2005 :
- Organic growth in revenues, at a constant consolidation scope and excluding exchange rate effects, was 2.8%.
- Excluding the hospitality contract for the 2003 Rugby World Cup, organic growth was 4.4%, in line with our fiscal year growth objective of approximately 4%.
- Including consolidation and exchange rates, the total change in revenues from the first quarter of 2003-2004 was a negative 1.6%.

                                     Revenues by Activity


Activity                                                       Organic        Change in    Acquisitions, net     Total
In millions of euro             2003-2004      2004-2005      Growth(1)     exchange rates                       Change

Food and Management               3,075         3,024            2.7 %          -4.2 %         -0.2%             -1.7 %
Services :

o   North America                 1,466         1,403            3.6 %          -7.9 %           -               -4.3 %
o   Continental Europe              975         1,019            4.2 %          -0.1 %          0.4 %             4.5 %
o   United Kingdom and
    Ireland                         330           324          - 2.2 %           0.5 %           -               -1.7 %
o   Rest of the World               304           278          - 1.3 %(2)       -4.5 %         -2.9 %            -8.7 %

Service Vouchers and Cards           60            61            8.7 %          -5.3 %         -1.0 %             2.4 %

                                ---------     ---------       -----------     ---------      ----------         ---------
TOTAL                             3,135         3,085            2.8 %(3)       -4.2 %         -0.2 %            -1.6 %
                                =========     =========       ===========     =========      ==========         ==========

(1) At a constant consolidation scope and excluding exchange rate effects
(2) 18% excluding the effect of the November 2003 Rugby World Cup
(3) 4.4% excluding the effect of the November 2003 Rugby World Cup


Food and Management Services :

In Food and Management Services, organic growth in revenues amounted to 2.7% for the first quarter of 2004-2005, including 0.6% in Business and Industry, 4.7% in Education and 4.4% in Healthcare.

North America

Organic growth in revenues amounted to 3.6%, including 4.7% for the Education segment and 6.2% for the Healthcare segment. Business and Industry (including Defense) declined by 1.2%.

Business and Industry revenues declined by 0.5% since the segment continues to be negatively affected by unsatisfactory client retention rates, notably as a result of site closings during the prior fiscal year. During recent months new clients who have chosen us include General Electric in multiple states, Johnson Space Center (NASA) in Texas and the California Department of Motor Vehicles.

In the Defense segment intensified troop deployments to the Middle East and delays in discussions concerning certain adjustments in connection with the US Marine Corps contract have resulted in a decline in revenues of 7.7%.

In the Education segment strong client retention, increases in revenues on existing sites as well as strong new sales signed at the end of the prior fiscal year including Emory University and South Carolina State University translated into good growth.

In the Healthcare segment excellent client retention, together with an increase in revenues on existing sites contributed to an acceleration of organic growth. In addition, dynamic new sales in the last few months confirm this trend with the signing of contracts such as the University of Alabama Hospital and Mariner Healthcare. We are also pleased to announce the recent signing of one of the most significant food service contracts in healthcare in the United States covering eleven hospitals and four long term care facilities with the New York City Health and Hospital Corporation, valued at an estimated 340 million dollars in revenues over ten years.

Continental Europe

Organic revenue growth amounted to 4.2%, including 4.4% in the Business and Industry segment, 5.8% in Education, and 2.1% in Healthcare.

The Business and Industry segment experienced solid growth, notably in France, Spain, Finland and Germany, due to the ramp up of food and multiservice contracts signed during the prior fiscal year. In this segment, a difficult economic environment persists in Scandanavia and the Netherlands. Recent commercial successes include T-mobile in the Netherlands, T-online in Germany, Natexis Banque Populaire in France and Isdemir, the Turkish leader in the steel industry, as well as Toyota in Turkey.

The schools segment benefited from the start up of contracts during the prior fiscal year with the cities of Frankfurt and Budapest. New clients who have joined us include the schools of Linkoping in Sweden, Milan, Albeda college in the Netherlands and Ted college in Ankara.

In Healthcare, modest organic growth in revenues reflects our selectivity in choosing clients. Recent developments since the beginning of the fiscal year include the start up of the Military Hospital in Warsaw, the January 2005 opening of the University Hospital Center in Rennes and beginning in March 2005, Public Hospitals in Paris.

United Kingdom and Ireland

On a constant exchange rate basis, revenues declined by 2.2%, due to the particularly weak prior year client retention rate in the Business and Industry segment. The extension of additional services following the signing of a thirty five year contract under the Private Finance Initiative for the Colchester Garrison contributed to good growth in the Defense segment.

Recovery initiatives continue. For example, Sodexho teams in the United Kingdom and France collaborated to sign hospitality and travel package contracts for the next Rugby World Cup in 2007. Revenues for this contract are estimated to be approximately 140 million euros.

Rest of the World

Latin America, Asia/Australia and the Remote Sites activity all participated in strong growth in organic revenues of 18%, excluding the impact of the November 2003 Rugby World Cup in Australia. Among our recent commercial successes are :
Exxon Mobil in Venezuela, Abril and Petrobras in Brazil, Bechtel in Remote Sites in Romania, Pride International in Angola and various drilling companies in the Gulf of Mexico. In Continental China, multiservice sales remain strong with the signature of contracts including Guangzhou Mak Diesel Engine and Shanghai Container Terminal.


Service Vouchers and Cards :

The Service Vouchers and Cards activity reported organic growth of 8.7%. The reasons for this growth are:

- Good sales in traditional services notably in Latin America, central Europe and in Asia, with new clients such as Bechtel, Siemens and HSBC;

- Cross-selling of additional services such as gift vouchers to current clients including Melitta and Chevron in Brazil, La Poste in Belgium and ABN-AMRO in India; and

- The creation of new services such as the launch in October 2004 of Surf@home by Sodexho, a joint venture with Belgacom.


Finally, we express our deepest sympathies to all the families touched by the tsunami. As of today, none of the Group's employees has been lost. As we have a strong presence in Southeast Asia, all of our teams are lending their support and their aid to the victims, to the refugees, and to those who are working tirelessly in the rescue effort.

In Phuket, where we manage the Bangkok Phuket hospital, we are implementing a number of initiatives:

o meals for employees, rescuers and injured victims at the hospital;

o supplying food to the local Red Cross and recruitment of additional personnel to aid them in receiving and distributing the aid coming from other countries;

o collecting clothing and essential items from all other countries in Asia where Sodexho is present.

We would like to take this opportunity to thank all of the teams in the area who are working around the clock and to all of those who have expressed their support.


About Sodexho Alliance

Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world's leading provider of food and management services. With more than 313,000 employees on 24,900 sites in 76 countries, Sodexho Alliance reported consolidated sales of 11.5 billion euros for the fiscal year that ended on August 31, 2004. The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals
3.6 billion euros. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.

Press Relations: Jerome Chambin
Tel : + 33 (1) 30 85 74 18 - Fax : + 33 (1) 30 85 52 32
E-mail : jerome.chambin @sodexhoalliance.com

Investor Relations: Jean-Jacques Vironda
Tel : + 33 (1) 30 85 72 03 - Fax : + 33 (1) 30 85 50 88
E-mail : jeanjacques.vironda@sodexhoalliance.com